Exhibit 4.25

Summary of the Investment Agreement between RR Participações S.A., Light S.A. and Renova Energia S.A.

On July 8, 2011, an Investment Agreement was entered into between RR Participações S.A. (“RR”), Light S.A. (LIGT3) (“Light”) and Renova Energia S.A. (RNEW11) (“Renova”): RR as controlling stockholder of Renova, Light as new investor, and Renova as investee. Light acquired an interest in Renova through subscription of new common shares in Renova, corresponding to an increase of the capital of Renova by a total of R$ 360,000,000.00 (“the Investment”).

The Investment Agreement established contractual rights and obligations assigned by Light to its wholly-owned subsidiary Light Energia S.A.  Following the Investment, Light owns 34.85% of the common shares of Renova and 25.83% of its total capital.

The Investment was previoulsy approved by the National Electricity Agency (Agência Nacional de Energia Elétrica, or Aneel), and also authorized by the financiers of Renova and of its subsidiaries.

A Stockholders’ Agreement between RR and Light, and Renova as consenting party (the “New Stockholders’ Agreement”), governing the exercise of the right of vote by the stockholders, the corporate governance of Renova, rights of preference, rights to match offers, rights of joint sale and leaving the Company, was signed and filed at the head office of Renova.